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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 03 2021
Washington, DC

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssuredPartners Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Colonial Center Parkway, Suite 120
(No. and Street)

Lake Mary	Florida	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin P. Callaham - PH: (407) 708-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pivot CPAs, P.A.
(Name – *if individual, state last, first, middle name*)

238 Ponte Vedra Park Drive, Suite 201	Ponte Vedra Beach	Florida	32082
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Scott Heller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssuredPartners Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner, Assurance Services

Title

Notary Public

DENISE M. ROSE
MY COMMISSION # GG 259405
EXPIRES: September 17, 2022
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AssuredPartners Financial Services, LLC

Financial Statements
Year ended December 31, 2020

AssuredPartners Financial Services, LLC

Table of Contents

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
AssuredPartners Financial Services, LLC
Lake Mary, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AssuredPartners Financial Services, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Schedules II and III, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pivot CPAs

We have served as the Company's auditor since 2020
Ponte Vedra Beach, Florida
February 25, 2021

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

AssuredPartners Financial Services, LLC
Statement of Financial Condition

		December 31, 2020
Assets		
Current assets:		
Cash	$	1,879,369
Accounts receivable		351,169
Prepaid expenses		10,408
Total current assets		2,240,946
Total assets	$	2,240,946
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	4,022
Other liabilities		37,800
Due to affiliates		10,372
Total current liabilities		52,194
Total liabilities		52,194
Commitments and contingencies (Note 7)		
Member's equity		2,188,752
Total liabilities and member's equity	$	2,240,946

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statement of Operations

		Year Ended December 31, 2020
Revenues		
Commission income	$	2,311,081
Total revenue		2,311,081
Operating expenses		
Compensation expense		173,599
Professional fees		167,573
Administrative expense		39,739
Total operating expenses		380,911
Operating income		1,930,170
Other income:		
Interest income		1,697
Total other income, net		1,697
Net income	$	1,931,867

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statement of Changes in Member's Equity

	Contributed Capital	(Accumulated Deficit) Retained Earnings	Total Member's Equity
Balance, January 1, 2020	$ 272,183	$ (15,298)	$ 256,885
Net income	-	1,931,867	1,931,867
Balance, December 31, 2020	$ 272,183	$ 1,916,569	$ 2,188,752

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statement of Cash Flows

		Year Ended December 31, 2020
Cash flows from operating activities:		
Net income	$	1,931,867
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(351,169)
Prepaid expenses		(8,488)
Increase (decrease) in:		
Accounts payable and accrued expenses		4,022
Other liabilities		37,800
Due to affiliates		10,372
Net cash provided by operating activities		1,624,404
Net change in cash		1,624,404
Cash at beginning of year		254,965
Cash at end of year	$	1,879,369

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations:

AssuredPartners Financial Services, LLC (the "Company") is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company, formed on April 9, 2018 with operations beginning during 2020, and is a wholly-owned subsidiary of AssuredPartners Capital, Inc., a Delaware corporation ("APCap"). The Company's business solely consists of introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of a pre-negotiated referral agreement.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, there were no cash equivalents.

Accounts Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2020 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2020.

Revenue from Contracts with Full-Service Broker-Dealers

The Company introduces clients of APCap and APCap's subsidiaries, including high net worth individuals, business entities, and government institutions, to full-service broker-dealers as part of pre-negotiated referral agreements.

The referral agreements provide for the payment of referral fees, which are a percentage of the revenue received by the full-service broker-dealer from the high net worth individual, business entity, or government institution referred by the Company. The Company recognizes these referral fees at a point in time, generally the closing date of the transaction. Payments are due to the Company at the time the full-service broker-dealer receives payment. There is no financing component.

2. Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of APCap.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2020.

3. Concentration of Credit Risk:

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its demand and time deposits in a single financial institution which, at times, may exceed federally insured limits however cash, cash equivalents and short-term investments are held by well-capitalized financial institutions and the Company believes it is not exposed to any significant credit risk related to these deposits. At December 31, 2020 the Company had cash of $1,629,369 in excess of federally insured limits.

Accounts receivable at December 31, 2020 are comprised entirely of receivables from one full-service broker-dealer. The Company earned revenue from two full-service broker-dealers in 2020. There were two full-service broker-dealers that accounted for 90% and 10% of revenue for the year ended December 31, 2020. 100% of revenues were generated in the USA.

4. Related Party Transactions:

The Company's sole member, APCap, provides most of the administrative services, including compensation, rent, overhead, etc., for the Company under an Expense Sharing Agreement. The financial statements are not necessarily indicative of the conditions that would have existed had the Company not entered into the Expense Sharing Agreement, or the results of operations that would have occurred had the Company not been owned by APCap. As of December 31, 2020, the Company owes $10,372 to APCap under the Expense Sharing Agreement. This payable is due on demand and is non-interest bearing. The Company has recognized $200,002 in expenses under the Expense Sharing Agreement for the year ended December 31, 2020. These expenses are included in compensation expense, professional fees and administrative expense within the Statement of Operations.

5. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness in its first year of operation and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of December 31, 2020, the Company had a net capital requirement of $6,524.

As of December 31, 2020, the Company had net capital of $1,827,175 which was $1,820,651 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was .03 to 1.

6. Rule 15c3-3:

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as its business activities are limited to introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of pre-negotiated referral agreements. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended December 31, 2020.

7. Commitments and Contingencies:

The Company can be subject to litigation, arbitration settlements and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2020 requiring contingent loss recognition.

8. Subsequent Events:

The Company has evaluated events occurring after December 31, 2020, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through [Date of Audit Report], which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

Supplemental Information

AssuredPartners Financial Services, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net Capital		
Total member's capital	$	2,188,752
Deductions:		
Non-allowable assets:		
Accounts receivable		(351,169)
Prepaid assets		(10,408)
Net Capital	$	1,827,175
Aggregate indebtedness		
Accounts payable, accrued expenses and due to affiliates	$	52,194
Total aggregate indebtedness	$	52,194
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	6,524
Net capital required	$	6,524
Excess net capital	$	1,820,651
Ratio of aggregate indebtedness to net capital		.03 to 1

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2020.

AssuredPartners Financial Services, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended December 31, 2020.

AssuredPartners Financial Services, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended December 31, 2020.

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AssuredPartners Financial Services, LLC
Lake Mary, Florida

We have reviewed management's statements, included in the accompanying AssuredPartners Financial Services, LLC 2020 Fiscal Year Exemption Report, in which (1) AssuredPartners Financial Services, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to introducing insurance clients of its parent company and the parent company's subsidiaries to full-service broker dealers as part of a pre-negotiated commission sharing arrangement and the Company; (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2020 fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Pivot CPAs

Ponte Vedra Beach, Florida
February 25, 2021

PIVOT CPAs

INDEPENDENT ACCOUNTANT'S REPORT

To the Member
AssuredPartners Financial Services, LLC
Lake Mary, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by AssuredPartners Financial Services, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2020, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. We found no differences as a result of the procedures.
2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020. We found no differences as a result of the procedures.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We found no differences as a result of the procedures.
4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. We found no differences as a result of the procedures.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Pivot CPAs

Ponte Vedra Beach, Florida
February 25, 2021